

August 24, 2012

Via E-mail
James L. Swarts
Vice President and Secretary
Commerce Bancshares, Inc.
1000 Walnut Street
Kansas City, MO

> **Re: Commerce Bancshares, Inc**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 22, 2012**
> **Form 10-Q for the Quarterly Period Ended March 31, 2012**
> **Filed May 4, 2012**
> **File No. 000-02989**

Dear Mr. Swarts:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Notes to Consolidated Financial Statements
Note 2 – Loans and Allowance for Loan Losses, page 67
Troubled Debt Restructurings, page 72

1.   We note your disclosure that the majority of your troubled debt restructurings are classified as such upon renewal when the contractual interest rate of the new loan was not

judged to be a market rate for debt with similar risk, and that the financial effects of the modifications cannot readily be quantified. Please explain why you cannot quantify the financial effect of the modifications (i.e. additional allowances for credit losses, principal amounts charged off, foregone interest, etc.) as required by ASC 310-10-50-33(a).

Note 15 - Fair Value Measurements, page 94
Derivatives, page 96

2.   We note your disclosure that the impact of credit standing is considered in determining the fair value of your derivative instruments. In the interest of transparency, please revise your disclosure in future filings to more clearly explain how you factor both your own and counterparty credit risk into your fair value determinations for your derivative instruments (i.e., explain how these credit valuation adjustments are calculated).

Note 16 - Fair Value of Financial Instruments, page 101
Loans, page 101

3.   You disclose that your method for estimating the fair values of loans does not incorporate the exit price concept of fair value prescribed by ASC 820 "Fair Value Measurement". Please explain why you believe it is appropriate not to use the exit price as the measurement of fair value as required by ASC 820-10-35-9A.

Form 10-Q for the Quarterly Period Ended March 31, 2012
Note 12 – Fair Value Measurements, page 26
Level 3 Inputs, page 30

4.   We note that you have classified certain assets and liabilities measured at fair value on a recurring and non-recurring basis as Level 3 in the fair value hierarchy, including auction rate securities, private equity investments, certain loans, mortgage servicing rights, foreclosed and long lives assets. However, we were unable to locate a description of the valuation processes used (for example, how an entity decides its policies and procedures and analyzes changes in measurements from period to period) as required by ASC 820-10-50-2-f and 820-10-55-105. Please revise your future filings to provide these disclosures.

Valuation methods for instruments measured at fair value on a nonrecurring basis, page 31

5.   We note that you classified certain loans, mortgage servicing rights, foreclosed and long-lived assets measured at fair valued on a non-recurring basis as Level 3 in the fair value hierarchy. However, we unable to locate any quantitative disclosures about the significant unobservable inputs used in these fair value measurements as required by ASC 820-10-50-2-bbb. Please revise your future filings to provide these disclosures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sasha Pechenik at (202) 551-3541 or me, at (202) 551-3872 if you have any questions.

Sincerely,

/s/ Hugh West

Hugh West
Accounting Branch Chief